Exhibit 99.1

I-Mab Strengthens Management Team Designed to Accelerate Global Pipeline Development and Transformation Towards Commercialization

•	New appointments as part of the Company’s strategic development plans to accelerate transformation towards commercialization

•	Dr. Andrew Zhu, an internationally renowned oncologist, appointed as President and board director to lead the Company’s R&D organization, focusing on global pipeline development

•	Founder and Chairman Dr. Jingwu Zang named Acting Chief Executive Officer

•	Newly established Commercialization Executive Council to catalyze corporate development and partnership deals for commercialization

•	I-Mab to host a call for investors on December 21, 2021, at 8:00 a.m. ET

SHANGHAI, China and GAITHERSBURG, MD. December 20, 2021 – I-Mab (the “Company”) (Nasdaq: IMAB), a clinical-stage biopharmaceutical company committed to the discovery, development, and commercialization of novel biologics, today announced strategic leadership changes and a new governance initiative designed to facilitate its global pipeline development and accelerate its ongoing transformation towards an integrated global biopharma company. The announcement is an integral part of I-Mab’s strategic growth plans to position the Company for the next phase of development.

Dr. Andrew Zhu, an internationally renowned oncologist, joined I-Mab as President and board director to lead the Company’s global R&D organization, focusing on delivering the pipeline milestones and enhancing clinical development capability in the U.S. and China. With his rich experience in global drug development, Dr. Zhu has worked with numerous pharmaceutical companies, including Merck, Eli Lilly, Roche, and Bayer. He has led and participated in more than 50 global clinical trials. Dr. Zhu will be based in Shanghai and report directly to company Founder and Chairman Dr. Jingwu Zang.

“We’re excited to welcome Dr. Zhu to I-Mab. Dr. Zhu is an established and world-renowned expert in clinical oncology with an impressive track record in clinical research and clinical development of novel drugs. As I-Mab’s pipeline has reached a critical proof-of-concept and registrational stage, Dr. Zhu’s deep clinical research expertise and novel drug development experience at the world’s top academic institutions will be key to ensuring that we deliver the planned clinical milestones successfully and further enhance our competitive position in the global field of immuno-oncology,” Dr. Zang commented.

“As a truly global biotech company with a rich and innovative pipeline, I-Mab has accomplished remarkable achievements within a short period of time. I am very excited to take on this role at I-Mab where I can effectively invest my passion and oncology expertise in leading the R&D team to the next level of clinical development capability and competitiveness and accelerating the delivery of I-Mab’s global innovative clinical compounds to patients in need around the world,” said Dr. Zhu. Previously, Dr. Zhu served as a member of I-Mab’s Scientific Advisory Board.

To better prepare the transition towards the next phase of development, the Board has appointed Dr. Jingwu Zang, Founder and Chairman of I-Mab, as Acting Chief Executive Officer, effective January 1, 2022. Dr. Zang founded I-Mab Biopharma and has served as Chairman and CEO since 2016 (remaining as Chairman since October 2019). Under his vision and leadership, the Company has set an ambitious agenda to focus on innovation in immuno-oncology and has rapidly emerged as an innovative clinical stage biotech with globally competitive assets, such as lemzoparlimab (CD47 antibody), uliledlimab (CD73 antibody) and plonmarlimab (GM-CSF antibody), which are now among the global front-runners.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

“Within a short period of time, I-Mab has evolved to become a significant global player in immuno-oncology field with a global reputation for its pursuit of first-in-class and best-in-class therapies. We trust that Dr. Zang will continue to help propel the Company to new levels and ensure a successful transition,” said Mr. Wei Fu, Director and Chairman of the Nominating and Corporate Governance Committee of I-Mab.

With a well-positioned management team in place, the Company is progressing rapidly towards its staged transformational goal as governed by a newly established Commercialization Executive Council (CEC) to drive partnerships, corporate investment and potential merger & acquisition. The CEC provides a critical internal cross-functional governance body responsible for planning and overseeing the full spectrum of the Company’s commercialization activities. The key members of the CEC are composed of Mr. Jielun Zhu (Chief Strategy Officer), Mr. Yifei Zhu (Chief Commercial Officer), Dr. Weimin Tang (Chief Business Officer), Dr. Andrew Zhu (President) and Mr. John Long (Chief Financial Officer).

As part of this leadership change, Dr. Joan Shen, will step down as CEO on December 31, 2021 to pursue other interests.

“On behalf of the Board, I would like to express our gratitude to Joan for her impactful contributions to the Company over the past years. She was instrumental to the progress that we have made to advance our globally competitive pipeline, laying a solid foundation for I-Mab’s future,” said Dr. Zang.

I-Mab Conference Call Information

I-Mab will also host an investor call on December 21, 2021, at 8:00 a.m. ET to introduce the new management members.

Meeting URL:	https://zoom.us/j/91951296331?pwd=RWZ2M0dFTmpad2l4cmhQcWNDRDZqZz09
Meeting ID:	919 5129 6331
Password:	601595

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About Dr. Andrew Zhu

Dr. Andrew Zhu is an internationally renowned oncologist. He was Professor of Medicine at Harvard Medical School and served as Director of Liver Cancer Research at Massachusetts General Hospital (MGH) Cancer Center. In collaboration with his colleagues, Dr. Zhu established and led the multidisciplinary liver cancer clinic at the MGH and created one of the most productive clinical and translational research programs in hepatobiliary cancers in the U.S. Prior to joining I-Mab, Dr. Zhu was Director of Jiahui International Cancer Center of the Jiahui International Hospital in Shanghai, China and subsequently served as Chief Scientific Officer of Jiahui Health.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Dr. Zhu has an excellent track record in clinical development of innovative oncology drugs. He has led early-stage development of numerous targeted therapy and immuno-oncology drugs for liver cancer and several pivotal studies that led to regulatory approval by the FDA, including the development of pembrolizumab (KEYNOTE-224) and ramucirumab (REACH-2) for advanced liver cancer, and the successful development of the first IDH-1 inhibitor (Ivosidenib) for cholangiocarcinoma. Dr. Zhu also served on the Steering Committee of several phase III trials in the development of combination immunotherapies for liver cancer, including atezolizumab combined with bevacizumab. He has also served on the committee for the establishment of many global HCC Clinical Trial Design and Practice Guidelines, including the NCCN Guidelines for Hepatobiliary Cancers, AASLD Guidelines for the Treatment of Hepatocellular Carcinoma, and ASCO Guidelines on Systemic Therapy for Advanced Hepatocellular Carcinoma.

Dr. Zhu received his medical degree from Peking University Health Science Center and his Ph.D. from Columbia University. Following his postdoctoral research training at Harvard Medical School. he completed his clinical training in internal medicine at Yale New Heaven Hospital, Yale School of Medicine, and a fellowship in Hematology-Oncology at Memorial Sloan-Kettering Cancer Center. Dr. Zhu has published more than 300 scientific papers and reviews in top international journals such as New England Journal of Medicine, Lancet, JAMA, Nature Medicine, Lancet Oncology, Journal of Clinical Oncology and Cancer Discovery.

About I-Mab

I-Mab (Nasdaq: IMAB) is an innovation-driven global biopharma company focused on the discovery, development and commercialization of novel and highly differentiated biologics for immuno-oncology and autoimmune diseases. The Company’s mission is to bring transformational medicines to patients around the world through innovation. I-Mab’s globally competitive pipeline of more than 20 clinical and preclinical-stage drug candidates is driven by its internal discovery and global partnerships for in-licensing, based on the Company’s Fast-to-Proof-of-Concept and Fast-to-Market development strategies. The Company is progressing from a clinical-stage biotech company into a fully integrated global biopharmaceutical company with cutting-edge R&D capabilities, a world-class GMP manufacturing facility, and commercial capability. I-Mab has established its global footprint in Shanghai (headquarters), Beijing, Hangzhou, Guangzhou, Lishui and Hong Kong in China, and Maryland and San Diego in the United States. For more information, please visit http://ir.i-mabbiopharma.com and follow I-Mab on LinkedIn, Twitter, and WeChat.

I-Mab Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on I-Mab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in filings with the U.S. Securities and Exchange Commission. I-Mab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

I-Mab Contacts

John Long Chief Financial Officer john.long@i-mabbiopharma.com +86 21 6057 8000	Gigi Feng Chief Communications Officer gigi.feng@i-mabbiopharma.com +86 21 6057 8000

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Investor Inquiries

The Piacente Group, Inc. Emilie Wu E-mail: emilie@thepiacentegroup.com Office line: +86 21 6039 8363

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com